   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 11, 1997

                                                       REGISTRATION NO. 333-6397
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------


                                AMENDMENT NO. 6

                                       TO

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                            ------------------------

                            UROHEALTH SYSTEMS, INC.
             (Exact name of Registrant as specified in its charter)

                       DELAWARE                                       98-0122944
   (State or other jurisdiction of incorporation or
                     organization)                       (I.R.S. Employer Identification No.)

                            ------------------------

                            5 CIVIC PLAZA, SUITE 100
                        NEWPORT BEACH, CALIFORNIA 92660
                                 (714) 668-5858
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                            ------------------------

                               CHARLES A. LAVERTY
                            CHIEF EXECUTIVE OFFICER
                            UROHEALTH SYSTEMS, INC.
                            5 CIVIC PLAZA, SUITE 100
                        NEWPORT BEACH, CALIFORNIA 92660
                                 (714) 668-5858
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                            ------------------------

                                   COPIES TO:

                          ROBERT M. MATTSON, JR., ESQ.
                            MORRISON & FOERSTER LLP
                           19900 MACARTHUR BOULEVARD
                                   SUITE 1200
                            IRVINE, CALIFORNIA 92612
                                 (714) 251-7500

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.
[ ] ____________________

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ____________________

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ] ____________________

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
================================================================================

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                SUBJECT TO COMPLETION, DATED SEPTEMBER 11, 1997


PROSPECTUS

                                8,728,020 SHARES

                            UROHEALTH SYSTEMS, INC.

                                  COMMON STOCK
                            ------------------------


     The 8,728,020 shares of Common Stock offered hereby are being sold by the Selling Stockholders. See "Selling Stockholders" and "Plan of Distribution." Urohealth Systems, Inc. ("Urohealth" or the "Company") will not receive any of the proceeds from the sale of the shares by the Selling Stockholders. The Common Stock of the Company is listed on The Nasdaq National Market under the symbol
"UROH." On September   , 1997, the last reported sale price of the Common Stock
was $       per share. See "Price Range of Common Stock and Dividends."


     SEE "RISK FACTORS" BEGINNING ON PAGE 4 FOR A DISCUSSION OF CERTAIN FACTORS WHICH SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.
                            ------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

     This Prospectus relates to the public offering for resale, which is not being underwritten, of the following securities of the Company by the holders thereof (the "Selling Stockholders"): (i) 1,414,827 shares acquired by Avatex Corporation upon conversion of a convertible note and Series B Convertible Preferred Stock of the Company owned by Avatex; (ii) 1,236,338 shares of Common Stock of the Company acquired by a former shareholder of Osbon Medical Systems Ltd. ("Osbon") in connection with the acquisition of Osbon by the Company; (iii) 110,000 shares of Common Stock of the Company issued to Vista Medical Technologies, Inc. ("Vista") in connection with an exclusive license of certain technology granted by Vista to the Company; (iv) 164,384 shares of Common Stock of the Company issued to Charles Klieman and John Stigglebout in connection with an exclusive license of certain technology granted to the Company; (v) 1,517,329 shares of Common Stock of the Company issued to former shareholders of X-Cardia Corporation in connection with the acquisition of X-Cardia by the Company, and 1,200,000 shares of Common Stock issuable to the former shareholders of X-Cardia under the Merger Agreement upon satisfaction of certain contingencies; (vi) 2,714,370 shares of Common Stock of the Company issued to the former stockholders of Microsurge, Inc. ("Microsurge") in connection with the acquisition of Microsurge by the Company; (vii) 192,200 shares of Common Stock of the Company issued to the former shareholders of PEBB Biopsy Corporation; and
(viii) 178,572 shares of Common Stock of the Company issued to the former shareholders of Endoscopic Imaging Systems, Inc.

     The Selling Stockholders directly, through agents designated from time to time, or through dealers or underwriters also to be designated may sell the Common Stock from time to time on terms to be determined at the time of sale. The effectiveness of the Registration Statement of which this Prospectus constitutes a part is expected to terminate on the earlier of March 31, 1998 and the date on which all of the shares have been sold.

     To the extent required, the respective purchase prices and public offering prices, the names of any such agent, dealer or underwriter, and any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying Prospectus Supplement or by filing a post-effective amendment to the registration statement of which this Prospectus is a part. See "Plan of Distribution."

     The Company will not receive any proceeds from this offering. The aggregate proceeds to the Selling Stockholders from the sale of the Common Stock will be the purchase price less the aggregate agent's commissions and underwriter's discounts, if any. The Company by agreement will pay substantially all of the other expenses of this offering. See "Plan of Distribution" herein for a description of the indemnification arrangements for the agents, dealers and underwriters.

     The Selling Stockholders and any broker-dealers, agents or underwriters that participate with the Selling Stockholders in the distribution of the Common Stock may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, as amended (the "Securities Act"), and any commissions received by them and any profit on the resale of the Common Stock purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

           THE DATE OF THIS PROSPECTUS IS                     , 1997.

                             AVAILABLE INFORMATION


     Urohealth Systems, Inc. ("Urohealth" or the "Company") is subject to the information requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following regional offices of the Commission: Chicago Regional Office, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; and New York Regional Office, 75 Park Place, 14th Floor, New York, New York 10017. Copies of such material can be obtained at prescribed rates from the Public Reference Section of the Commission at its principal office at 450 Fifth Street, N.W., Washington, D.C. 20549. In addition, the Commission maintains a site on the World Wide Web at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants, including the Company, that file reports electronically with the Commission.


     The Company has filed with the Commission a Registration Statement under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. Statements contained herein concerning the provisions of any documents are necessarily summaries of such documents, and each such statement is qualified in its entirety by reference to the copy of the applicable document filed with the Commission. For further information concerning the Company and the Common Stock offered hereby, reference is made to the Registration Statement, including the exhibits and schedules thereto. The Registration Statement, including the exhibits and schedules thereto, may be inspected without charge at the Commission's principal office, 450 Fifth Street, N.W., Washington, D.C. 20549, and copies of all or any part thereof may be obtained from the Commission's Public Reference Section at prescribed rates.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE


     The Company hereby incorporates by reference in this Prospectus the following documents, which have been filed with the Commission pursuant to the Exchange Act: (i) the Company's Annual Report on Form 10-K for the year ended March 31, 1997, as amended on July 29, 1997 and September 2, 1997 (Commission file no. 1-11150); (ii) the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1997 (Commission file no. 1-11150); (iii) the Company's Current Report on Form 8-K, dated April 28, 1997 (Commission file no. 1-11150);
(iv) the description of the Company's Common Stock contained in the Company's Registration Statement on Form 8-A dated November 22, 1996 (Commission file no. 1-11150); and (v) the reports of independent auditors and financial statements of Richard-Allan Medical Industries, Inc. and X-Cardia Corporation and unaudited pro forma condensed consolidated financial statements set forth at pages F-36 to F-64 in the Company's Registration Statement on Form S-4 (No. 333-26503).


     All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing of such documents.

     The Company will provide without charge to each person to whom this Prospectus is delivered, upon the written or oral request of such person, a copy of any or all of the documents referred to above which have been or may be incorporated by reference in this Prospectus (excluding exhibits to the information that is incorporated herein by reference unless such exhibits are specifically incorporated by reference into the information that this Prospectus incorporates). Requests for such copies should be directed to Kevin M. Higgins, Senior Vice President and General Counsel, Urohealth Systems, Inc., 5 Civic Plaza, Suite 100, Newport Beach, California 92660; telephone number (714) 668-5858.

     Any statement contained in a document incorporated by reference shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed incorporated document or in any accompanying prospectus supplement modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

                                  THE COMPANY

OVERVIEW

     Urohealth is a developer, manufacturer and distributor of products for the urology, minimally invasive and general surgery, and gynecology markets (the "Target Markets"). The Company has a broad offering of products used by healthcare professionals for patients suffering from impotence, incontinence and other gynecological and urological disorders, and other conditions requiring minimally invasive and general surgery. In October 1994, under the leadership of new management, the Company adopted and began to implement a strategic plan which took advantage of consolidation opportunities in the highly fragmented medical products industry. Management's strategy was to position the Company to benefit from the competitive advantages and operating efficiencies inherent in an infrastructure which combines an experienced management team, sophisticated and efficient manufacturing facilities and a large sales force.

     The Company's strategy is to: (i) expand the range of products to its growing Target Markets; (ii) leverage its sales force to increase sales of its existing, newly acquired and recently developed products, including sales through distributors and group purchasing organizations; (iii) further capitalize on efficiencies and synergies available by continuing to consolidate manufacturing of existing and acquired products into the Company's existing manufacturing operations; (iv) continue to acquire and develop additional innovative products and product lines, including products to serve the gynecology market; and (v) develop and expand an international sales and marketing presence to capitalize on opportunities it identifies in selected developed countries.

RECENT DEVELOPMENTS

     Pending Acquisition of Imagyn. On April 19, 1997, the Company entered into an agreement to acquire Imagyn Medical, Inc. ("Imagyn") in a stock-for-stock merger. Imagyn is a developer of micro-invasive systems to diagnose and treat gynecological and reproductive disorders. Imagyn's products enable physicians to atraumatically access and visualize all the organs of the female reproductive system. Imagyn's primary platform, the MicroLap System, is a microendoscopy system. MicroLap is a 2 mm microlaparoscope with resolution and light efficiency characteristics which rival the conventional laparoscopes used in hospitals, thereby allowing physicians to perform a wide range of gynecological procedures in all clinical settings. Imagyn's MicroSpan microhysteroscopy system, which incorporates the same high resolution optics found in Imagyn's MicroLap microlaparoscopy system, includes a 1.6 mm hysteroscope and a MicroSpan Sheath designed to allow atraumatic access to the uterus without cervical dilation. Imagyn's third platform is the Ovation System, which is used for visual evaluation of the fallopian tubes. The acquisition is subject to approval by the stockholders of the Company and Imagyn and to other customary closing conditions. If the Merger is consummated, the Company will issue approximately
11.4 million shares of its Common Stock in exchange for the outstanding Imagyn Common Stock.

     Placement of Senior Subordinated Notes. On April 10, 1997, the Company completed the private placement (the "Note Offering") of $110 million aggregate principal amount of its 12 1/2% Senior Subordinated Notes due 2004 (the "Notes"). The purchasers of the Notes also received warrants to purchase an aggregate of 488,400 shares (or 996,600 shares, if certain EBITDA (as defined in the Warrants) for fiscal 1998 is not achieved) of Common Stock of the Company. The Company used a portion of the proceeds from the Note Offering to repay its existing bank credit facility, and at the same time the Company entered into a new revolving credit facility (the "Credit Facility") which is secured by all of the Company's assets.

                                  RISK FACTORS

     Prospective purchasers of the Common Stock offered hereby should consider carefully the following factors, together with the other information contained in or incorporated by reference in this Prospectus, prior to purchasing the Common Stock offered hereby.

     Significant Leverage. The Company has substantial indebtedness and significant debt service obligations. At June 30, 1997, the Company had approximately $170.1 million of indebtedness outstanding, approximately $179.7 million of total assets, approximately $121.0 million of total tangible assets and approximately $(24.0) million of stockholders' equity. The Company's annual debt service obligations are approximately $19 million per year.

     The Company's ability to pay interest on the Notes and to satisfy its other debt obligations will depend upon its future operating performance, which will be affected by prevailing economic conditions and financial, business and other factors, certain of which are beyond its control, as well as the availability of borrowings under the Credit Facility or successor credit facilities. The Company will require substantial amounts of cash to fund scheduled payments of principal and interest on its outstanding indebtedness as well as future capital expenditures and any increased working capital requirements. The Company historically has had negative cash flow from operations. In order to have positive cash flow from operations and meet its various financial requirements, including debt service, the Company must experience substantial growth and improvements in its results of operations. There can be no assurance that the Company will have positive cash flow from operations in the future. If the Company is unable to meet its cash requirements out of cash flow from operations or from available borrowings, there can be no assurance that it will be able to obtain alternative financing or that it will be permitted to do so under the terms of the Credit Facility, the indenture relating to the Notes (the "Note Indenture"), or other debt instruments. In the absence of such financing, the Company's ability to absorb adverse operating results or to fund capital expenditures or research and development, to respond to changing business and economic conditions and to make future acquisitions may be adversely affected. Finally, it is anticipated that in order to pay the principal balance of the Notes due at maturity, the Company will have to obtain alternative financing.


     The Company was not in compliance with certain financial covenants under its Credit Facility for the quarter ended June 30, 1997, and has been granted a waiver through September 15, 1997 by its senior lender that permits borrowings equal to the lesser of $15 million and 80% of eligible accounts receivable under the facility. After giving effect to the waiver, the Company's borrowing eligibility under the Credit Facility was approximately $13.4 million. Subsequent to June 30, 1997, Urohealth borrowed $13.3 million under the Credit Facility.


     The Company's high degree of leverage could have important consequences including, without limitation, the following: (i) a substantial portion of the Company's net cash provided by operations will be committed to the payment of the Company's interest expense and principal repayment obligations and will not be available to the Company for its operations, capital expenditures, acquisitions or other purposes; (ii) the Company's ability to obtain additional financing in the future for working capital, capital expenditures or acquisitions may be limited; (iii) the Company will be more highly leveraged than certain of its competitors, which may place it at a disadvantage and limit the Company's flexibility in reacting to changes in its business; and (iv) the Company's borrowings under the Credit Facility would bear interest at variable rates, which could result in higher interest expense if interest rates rise.

     Operating Losses; No Assurance of Profitability; Liquidity. The Company reported net losses for its fiscal year ended June 30, 1995, for the nine months ended March 31, 1996 and for the year ended March 31, 1997 of $24.8 million, $23.0 million, and $86.5 million, respectively, and a net loss of $11.4 million for the three months ended June 30, 1997. There can be no assurance that the Company will be profitable in any future period. The net cash used in operating activities by the Company for is fiscal year ended June 30, 1995, for the nine months ended March 31, 1996 and for the year ended March 31, 1997 was $12.9 million, $16.9 million and $55.0 million, respectively, and $22.9 million for the three months ended June 30, 1997. There can be no assurance that the operating activities of the Company will generate sufficient cash flow to meet the Company's needs in any future period. The Company's future capital requirements will depend upon many factors, including the success of the Company's sales and marketing efforts, new product development, and future acquisitions of companies and products. The Company believes that the net proceeds from the Note Offering, together with borrowings under the Credit Facility (see "Significant Leverage"), and funds expected to be generated from operations will be adequate to fund its operations for the next 12 months. There can be no assurance, however, that the Company will not require additional financing during such time. Further, there can be no assurance that any additional financing will be available to the Company on acceptable terms, if at all. In addition, other than certain permitted indebtedness (under the Note Indenture), including indebtedness under the Credit Facility, the Company will need improvement in results of operations in order to incur additional indebtedness under the terms of the Note Indenture. If adequate funds are not available, the Company may be required to delay, scale back or eliminate its acquisition and product development efforts, which could have a material adverse effect on the Company's business, results of operations or financial condition.


     Limitations Imposed by Certain Indebtedness. The documents governing the indebtedness of the Company (including the Note Indenture and the Credit Facility) contain significant covenants that limit the Company's and its subsidiaries' ability to engage in various transactions and, in the case of the Credit Facility, require satisfaction of specified financial performance criteria. In addition, under each of the foregoing documents, the occurrence of certain events (including, without limitation, failure to comply with the foregoing covenants, material inaccuracies of representations and warranties, certain defaults under or acceleration of other indebtedness and events of bankruptcy or insolvency) would, in certain cases after notice and grace periods, constitute an event of default permitting acceleration of the indebtedness covered by such documents. The limitations imposed by the documents governing the outstanding indebtedness of the Company and its subsidiaries are substantial, and failure to comply with them could have a material adverse effect on the Company and its subsidiaries.


     Future Operating Results Dependent on Products. The future operating results of the Company will be dependent upon its ability to increase sales of its existing medical products and the continued acceptance of such products by the medical community and third-party payors as useful and cost-effective. Historically, the Company has been highly dependent on the sale of vacuum erection devices for the treatment of male impotence. The market for medical products is characterized by rapid technological change and product obsolescence. In particular, competition in the market for treatment of male impotence is especially intense and has increased substantially in recent years. Competitors and others may develop and introduce new products, devices or approaches for treatment of the conditions targeted by the Company that could render one or more of the Company's products obsolete or noncompetitive. The Company's future operating results will also be dependent, therefore, upon the Company's ability to develop or acquire new products that are competitive in the markets it serves. Product acceptance will depend upon many factors, including the continued demonstration of the utility and cost-effectiveness of the Company's products, the maintenance of regulatory clearance in the United States and elsewhere and the continued availability of third-party reimbursement. Failure of one or more of the Company's products to continue to be accepted by the medical community or its inability to develop new products could have a material adverse effect on the Company. Substantially all of the Company's medical product sales are derived from medical products of companies that the Company acquired. As the Company has acquired businesses and technologies, it has acquired a number of related products under development which will require additional research and development efforts by the Company in an attempt to bring products to market. While members of management of the Company have experience in developing products internally, the Company has not historically developed a significant number of medical products internally. There can be no assurance that the Company's medical products will be successfully developed and marketed, that required regulatory approvals from the Food and Drug Administration ("FDA") or equivalent foreign authorities for any indication will be obtained or that any products, if produced, will be capable of being produced in commercial quantities at reasonable costs, that such future products will be brought to market in a timely manner or that existing products will generate significant sales, the failure of any of which could have a material adverse effect on the Company's business, operating results or financial condition.

     Concentration of Credit Risk; Extended Payment Terms. The Company sells several lines that are considered "capital equipment" by hospitals and other purchasers. From time to time, the Company offers certain customers extended payment terms to facilitate sales of these products. The Company may in the future grant similar extended payment terms. For the year ended March 31, 1997, sales that the Company made pursuant to extended payment terms were approximately 7% of total sales. The Company's typical payment terms require payment from 30 to 90 days. As of June 30, 1997, the Company had a total of $4.1 million of accounts receivable on extended payment terms with Integrated Medical Resources, Inc. ("IMR") for sales of the Company's Rigiscan product pursuant to terms under which the payments are due over 15-36 months. Over the year ended March 31, 1997, the Company sold approximately $5.8 million of products to IMR on extended payment terms. IMR is a public company traded on the NASDAQ stock market under the symbol "IMRI." For its most recent fiscal year ended December 31, 1996, IMR reported a loss of $6.5 million. Bruce Hazuka, Chief Operating Officer of the Company, is a member of the board of directors of IMR.

     Uncertainty Relating to Third-Party Reimbursement. In the United States, health care providers, such as hospitals and physicians, that purchase Urohealth's products and other medical devices, generally rely on third-party payors, including private health insurance plans and federal Medicare and state Medicaid, to reimburse all or part of the cost of the procedure in which the medical device is being used. Reimbursement has traditionally been available in the United States for vacuum erection devices manufactured by Urohealth and sold by prescription to patients under a specific reimbursement code. The majority of the remaining Urohealth products are used in procedures for which reimbursement is generally available, however, there are no specific reimbursement codes for Urohealth's products. There can be no assurance that reimbursement will be available for procedures performed using Urohealth's existing products or future products. In the event that reimbursement is not available for procedures using such products, the market acceptance for such products in the United States could be materially and adversely affected. In addition, certain health care providers are moving toward a managed care system in which such providers contract to provide comprehensive health care for a fixed cost per covered individual. Urohealth is unable to predict what changes will be made in the reimbursement methods utilized by third-party health care payors, and Urohealth could be adversely affected by changes in reimbursement policies of governmental or private health care payors, particularly to the extent any such changes affect reimbursement for procedures in which its products are used. Failure by physicians, hospitals and other users of Urohealth's products to obtain sufficient reimbursement from health care payors for procedures in which their products are used or adverse changes in governmental and private third-party payors' policies toward reimbursement for such procedures would have a material adverse effect on Urohealth's business, financial condition and results of operations.

     Market acceptance of Urohealth's products in international markets may be dependent in part upon the availability of reimbursement within prevailing health care payment systems. Reimbursement and health care payment systems in international markets vary significantly by country, and include both government sponsored and private health insurance. There can be no assurance that any international reimbursement approvals will be obtained in a timely manner, or at all. Failure to receive international reimbursement approvals could have a material adverse effect on market acceptance of Urohealth's products in international markets and therefore could have a material adverse effect on Urohealth's business, financial condition and results of operations.

     Management of Growth. The Company's growth has placed, and is expected to continue to place, significant demands on its financial, operational and management resources. In addition, in order to meet expected growth, the Company expects to add administrative and other personnel and manufacturing capacity, and make additional investments in operations and systems. There can be no assurances that the Company will be able to find and train such personnel, or to do so on a timely basis, or to expand its operations and manufacturing capacity to the extent and in the time required. Continued growth in sales, including sales under new group purchasing organization and distributor agreements, would require the Company to carefully manage production capacity and inventory levels, as well as quality controls, to meet increasing product demand and new product introductions. The Company has already experienced rapid growth in its inventory levels in anticipation of increased sales. Inaccuracies in demand forecasts could result in insufficient or excessive capacity or inventories and disproportionate overhead expenses. Failure to adequately manage growth, including any unexpected costs, delays, quality control issues or inefficiencies incurred or encountered in connection with such management of growth could have a material adverse effect on the Company's business, operating results or financial condition.

     Integration of Acquired Operations. The Company recently acquired X-Cardia and Microsurge. The Company has integrated the operations of those acquired entities with its own operations. No assurance can be given that the benefits expected from such integration will be realized. In addition, the Company will be subject to the risks that such recently acquired operations and future acquisitions will not perform as expected and that the earnings from such operations will not be sufficient to support the capital expenditures needed to develop such operations in conformity with the Company's strategy. Any delays or unexpected costs incurred in connection with such integration could have a material adverse effect on the Company's business, operating results or financial condition.

     Future Acquisitions. An important element of the Company's strategy is to identify and acquire businesses and product lines. The Company actively seeks acquisition opportunities in the regular course of its business and is engaged in ongoing evaluations of and discussions with third parties regarding potential acquisitions certain of which, if consummated, could be material. Since July 1995, the Company has acquired a number of medical product companies and product lines and has acquired or licensed additional technology. As a result of those acquisitions, the Company has experienced rapid growth. The Company expects to continue to acquire additional products and companies in the future. There can be no assurance that the Company will be able to implement or sustain its acquisition strategy or that its strategy will ultimately prove profitable to the Company. The Company will likely be required to issue additional shares of Common Stock, incur additional debt or to use a portion of its cash balances to make such future acquisitions. In addition, the terms of the Note Indenture and the terms of other indebtedness may restrict the Company's ability to pursue and consummate future acquisitions.

     Reliance on Patents and Proprietary Rights. The commercial success and future revenue growth of the Company will depend, in part, on its ability to operate without infringing on the rights of others both in the United States and abroad and not breaching technology licenses that cover technology used in the Company's products. The Company owns or has authority to use United States and foreign patent rights with respect to some of its medical products and has filed, and expects in the future to file, additional patent applications. It is uncertain whether any third party patents will require the Company to develop alternative technology or to alter its products or processes, obtain licenses or cease certain activities. If such licenses are required, there can be no assurance that the Company will be able to obtain such licenses on commercially favorable terms, if at all. Failure by the Company to obtain a license to any technology that it may require to commercialize its products could have a material adverse effect on the Company. The Company acquired X-Cardia and its cardiac output monitoring technology, and recently received approval of its patent filed with respect to the technology. There can be no assurance as to the breadth or degree of the protection that may be afforded by such patent, or whether such applications ultimately may be approved resulting in the issuance of patents. The Company believes that some measure of patent protection with respect to its products will be required to allow it to compete with large medical products companies. There can be no assurance that the Company will continue to develop or acquire products or processes that are patentable or that patents applied for will be issued or that any patents issued to or licensed by the Company will not be challenged, invalidated or circumvented, or that the rights granted thereunder will provide it with competitive advantages. In addition, the Company could incur substantial costs in defending its proprietary rights and there can be no assurance that a competitor's technology or product would be found to infringe such rights. Although the Company believes that its patents are valid, there can be no assurance that the validity of any patent will be upheld if asserted by the Company against any party. Further, there can be no assurances as to the breadth and degree of protection that will be afforded the Company's patent rights or that other companies will not independently develop similar but non-infringing competitive products. Moreover, the laws of some foreign countries may not protect the Company's proprietary rights to the same extent as the laws of the United States. In addition, there is currently pending before Congress legislation providing for changes to the patent law which may adversely affect pharmaceutical, biopharmaceutical and biomedical firms. If such pending legislation is adopted, the extent to which such changes would affect the operations of the Company cannot be ascertained.

     The patents or proprietary rights of others may have an adverse effect on the ability of the Company to do business in the future. The Company may be required to obtain licenses to patents or proprietary rights of other parties in order to produce and sell certain of its products. No assurance can be given that the Company's technology can be developed and commercialized without a license to such patents or proprietary rights or that any licenses required under any such patent or proprietary rights would be made available on terms acceptable to the Company, if at all. If the Company does not obtain or maintain such licenses, it could encounter delays in product introductions while it attempts to design around or contest the validity of such patents, or the Company could find that the development, manufacture or sale of products requiring such licenses could be foreclosed, any of which could have a material adverse effect on the Company. Furthermore there can be no assurance that competitors or potential competitors will not independently develop similar or alternative products to those of the Company, duplicate any of the Company's products or technologies, or design around the patented technologies developed by the Company or its licensors, any of which could have a material adverse effect on the Company's business, results of operations or financial condition.

     The Company also relies on trade secrets, know-how, continuing technological innovations and licensing opportunities to develop and maintain its competitive position. There can be no assurance that others will not independently create substantially equivalent proprietary information or otherwise gain access to or disclose such information of the Company. It is the Company's policy to require certain of its employees, contractors and consultants to execute confidentiality agreements to protect its unpatented proprietary technology and know-how. There can be no assurance that such confidentiality agreements will not be breached, that the Company would have adequate remedy for such breach, or that the Company's trade secrets will not otherwise become known through independent discovery by competitors. Moreover, in the absence of patent protection, the Company's business may be adversely affected by competitors who independently develop substantially equivalent technology.

     Regulatory Matters. Most of the Company's medical products are subject to regulation for safety and efficacy by, among other governmental entities, the FDA and corresponding agencies of state and foreign countries in which the Company sells its products. The process of receiving governmental approval may take a number of years and the expenditure of substantial resources. There can be no assurance that even after such time and expenditures, regulatory approval will be obtained for any of the products developed by the Company. If regulatory approval of a product is granted, such approval may entail limitations on the indicated uses for which the product may be marketed. Further, discovery of previously unknown problems with a product, manufacturer or its manufacturing facilities may result in restrictions on such product or manufacturer, including withdrawal of the product from the market. The Federal Food, Drug and Cosmetic Act, the Public Health Services Act and other federal statutes and regulations govern or influence the testing, manufacture, safety, labeling, storage, recordkeeping, approval, advertising and promotion of such products. Product development and approvals within this regulatory framework take a number of years and involve the expenditure of substantial resources. Noncompliance with applicable requirements may have a material adverse effect on the Company and can result in fines, warning letters, recall or seizure of products, total or partial suspension of production, refusal by the government to approve product license applications or allow the Company to enter into supply contracts, and criminal prosecution. The FDA also has the authority to revoke product licenses and establishment licenses previously granted. Failure to comply with present or future regulatory requirements, or respond to the new information reflecting on the safety or effectiveness of an approved product, can lead the FDA to withdraw its approval to market a product. The Company incurs substantial costs in complying with regulatory requirements.

     The FDA requires that a manufacturer introducing a new medical device or a new indication for use of an existing medical device obtain either a 510(k) premarket notification clearance or a premarket approval ("PMA") prior to being introduced into the market. The 510(k) premarket notification clearance process is significantly quicker and less costly than the PMA process. Substantially all of the Company's FDA marketing clearances have been obtained through the FDA's 510(k) process; however, certain other products will require PMAs. The PMA process is significantly more complex and time consuming than the 510(k) notification process. The PMA process may take several years or longer and requires the submission of extensive supporting data and clinical information. The Company believes that it is in material compliance with the

FDA's 510(k) requirements for new and modified devices. The FDA has announced a program to review approvals (510(k)s and PMAs) for certain devices. There can be no assurance that upon any such review the FDA will agree with the Company's determination regarding its 510(k)s. If the FDA were to disallow a 510(k) marketing clearance for any device, the Company could be required to file appropriate applications, either 510(k) or PMA, with the FDA or to take the products in question off the market. If the FDA were to require suspension of the sale of one or more of the products pending receipt of 510(k) clearance or if the FDA were to refuse to grant 510(k) clearance, the Company's business, results of operations and financial condition could be materially and adversely affected. There can be no assurance that the Company will obtain timely regulatory approval for its future products, or that existing approvals will not be withdrawn. Moreover, regulatory approvals, if granted, may include significant limitations on the indicated uses for which a product may be marketed.


     Competition and Technological Change. The markets in which the Company operates are very competitive and are characterized by rapidly evolving technology and product obsolescence. The Company believes that its ability to develop and commercialize new products and product enhancements is and will be critical to its continued growth. There are a substantial number of medical products companies and such companies could develop or offer products which would compete with products which the Company currently markets or intends to market. Some of these companies have marketing and distribution capabilities, and many of them have capital resources and research and development staffs, substantially greater than those of the Company. Moreover, it is reasonable to expect additional entrants into the field. Any of these companies could introduce competing products, which could cause a decline in sales or loss of market acceptance of existing or future products of the Company. There can be no assurances that technological change will not place one or more of the Company's existing or future products at a competitive disadvantage. In addition, increased competitive pressure could lead to intensified price-based competition that could materially adversely affect the Company's business, results of operations or financial condition. There can be no assurance that the Company will be able to compete successfully in the future.


     Dependence on Management. The success of the Company will depend on its ability to attract and retain highly qualified personnel. In particular, the loss of Charles A. Laverty, the Company's Chief Executive Officer, could have a material adverse effect on the Company's business if a suitable replacement could not be found. The Company has an employment agreement with Mr. Laverty that provides for a three-year term expiring on April 1, 1999. The agreement automatically renews for additional three-year terms if not terminated by either party by prior notice. The Company has "key person" insurance (solely payable to the Company) on the life of Mr. Laverty in the amount of $5.0 million; however, there can be no assurance that such insurance would be sufficient to compensate the Company for his absence. There can be no assurance that the Company will be successful in attracting or retaining key personnel.

     Products Liability Exposure. The medical products manufactured by the Company have from time to time become the subject of products liability litigation initiated by the patients using the products. In addition, as additional products of the Company enter the market, the Company will be subject to an increased risk of products liability claims. While the Company believes that its products have been manufactured in accordance with industry standards, and believes it has maintained adequate products liability insurance coverage, any adverse claim or series of claims or adverse publicity resulting from a claim, regardless of whether such claims are covered by insurance, could have a material adverse effect on the Company's business, results of operations or financial condition.

     Potential Tax Liability. In connection with the redomestication of the Company from Canada to the State of Delaware in July 1995, the Company has filed a final Canadian tax return reporting the "deemed sale" of assets of Davstar Industries Ltd. (the Canadian parent company). The Company anticipates that the Canadian tax authorities will review the tax status of the former entity, Davstar Industries Ltd., as a result of its redomestication from Canada to the United States and believes that all or at least a significant amount of any potential Canadian tax liability arising from the redomestication would be offset against the Company's Canadian loss carryforwards. However, the Canadian tax authorities could attempt to assign a greater value to the Company than used in the Company's estimates, which could result in some amount of Canadian tax that cannot be presently determined being assessed in a future period. No provision for any liability that may result from the ultimate resolution of this tax matter has been included in the accompanying consolidated financial statements.

     Potential Impact of Pending Legal Proceedings. In July 1997, several complaints were filed against Urohealth, certain its officers and directors and, in certain complaints, the lead underwriters of Urohealth's November 1996 public offering, requesting certification of a class action, alleging various violations of Federal securities laws and seeking unspecified compensatory damages. The suits were filed in the United States District Court for the Central District of California. All of the suits are based on substantially the same facts and have been brought on behalf of purchasers of Common Stock of Urohealth during various periods between July 18, 1996 and July 1, 1997. No proceedings have taken place in any of the suits. There can be no assurance that any of these suits will not result in an outcome unfavorable to Urohealth or that the outcome of any of these suits will not have material adverse effect on Urohealth's business, results of operations or financial condition.

     Limitation on Use of Tax Net Operating Loss Carryovers. As of March 31, 1997, the Company had accumulated net operating loss carryovers for U.S. federal and state income tax purposes of approximately $92 million and $68 million, respectively. These loss carryovers would expire, if not previously utilized against income of the Company, in various years through 2012. The future income tax benefit of these losses has not been given recognition in the Consolidated Financial Statements. Under Section 382 of the United States Internal Revenue Code of 1986, as amended (the "Code"), and corresponding provisions of state tax law, certain "ownership changes" with respect to the stock of a corporation having unused net operating loss carryovers (a "loss corporation"), or with respect to the stock of its parent corporation, may result in annual limitations on utilizations of such loss carryovers against future income of the loss corporation. In connection with the acquisitions of Osbon Medical Systems Ltd. in December 1995, an ownership change occurred for purposes of Section 382 of the Code, thereby subjecting the Company to annual limitations on its ability to offset its existing loss carryovers against its future income. In connection with the acquisition of Microsurge on March 31, 1997, an additional ownership change may have occurred. The Company believes this additional ownership change will not reduce the December 29, 1995 Section 382 limitation, but will place limitations on the maximum annual utilization of operating loss carryforwards generated subsequent to such date.

     Warrants and Options; Potential Dilution and Adverse Impact on Additional Financing. The Company has a significant number of outstanding options and warrants. In addition, in May and July 1996, the Company issued $50.0 million of the Company's 8.75% Convertible Subordinated Debentures due 2006 (the "Debentures") which are convertible into Common Stock of the Company at a conversion price, subject to adjustment, of $10.90 per share. The holders of the Debentures would be entitled to receive 4,587,156 shares of Common Stock if such holders elected to convert all of the Debentures into Common Stock. To the extent that the outstanding options and warrants are exercised, or convertible securities are converted, dilution of the interests of the Company's stockholders may occur. The existence of such warrants, options and convertible securities may adversely affect the terms on which the Company can obtain additional financing, and the holders of such warrants, options and convertible securities can be expected to exercise them at a time when the Company would, in all likelihood, be able to obtain additional capital by an offering of its unissued capital stock on terms more favorable to the Company than those provided by such warrants, options and convertible securities.

     Rights Agreements; Anti-takeover Effects. The Company has adopted a Preferred Share Purchase Rights Plan, pursuant to a Rights Agreement dated as of May 20, 1993 (the "Rights Agreement"). The Rights Agreement provides for the type of plan commonly called a "poison pill." The Rights Agreement is intended to prevent abusive hostile takeover attempts. However, the Rights Agreement could have the effect of deterring or preventing an acquisition of the Company even if a majority of the Company's stockholders would be in favor of such acquisition, and could also have the effect of making it more difficult for a person or group to gain control of the Company or to change existing management.

     Volatility of Stock Price. The market price of the Company's Common Stock is subject to significant fluctuations in response to variations in quarterly operating results, general trends in the market for healthcare products, and other factors. In addition, broad market fluctuations as well as general economic or political conditions such as healthcare reform may adversely affect the market price of the Urohealth Common Stock, regardless of the Company's actual operating performance. The market price of the Company's Common Stock has historically been very volatile. See "Price Range of Common Stock and Dividends."

     Absence of Dividends. The Company has never paid any cash dividends and does not anticipate paying cash dividends in the foreseeable future. In addition, the Company is restricted in its ability to pay dividends under outstanding credit facilities.

     Forward-Looking Statements. Certain statements contained, or incorporated by reference, herein, including without limitation, statements containing the words "believes," "anticipates," "intends," "expects" and words of similar import, constitute "forward-looking statements." Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company or industry results to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions, both domestic and foreign; industry capacity; management of growth; development of products; proprietary rights; demographic changes; existing government regulations and changes in, or the failure to comply with, government regulations; legislative proposals for healthcare reform; liability and other claims asserted against the Company; competition; the loss of any significant customers; changes in operating strategy or development plans; the ability to attract and retain qualified personnel; the significant indebtedness of the Company; the availability and terms of capital to fund the expansion of the Company's business; and other factors referenced herein. Given these uncertainties, prospective investors are cautioned not to place undue reliance on such forward-looking statements.

                   PRICE RANGE OF COMMON STOCK AND DIVIDENDS

     Urohealth's Common Stock is traded on the Nasdaq National Market under the symbol "UROH." Prior to November 26, 1996, the Company's Common Stock was traded on the American Stock Exchange. The following table sets forth the high and low sales prices per share for the periods indicated. The information in the table has been adjusted to give effect to the one-for-three reverse stock split that was effective December 29, 1995. For current price information, prospective purchasers are encouraged to consult publicly available sources.


                                                                            HIGH      LOW
                                                                            ---       ---
    FISCAL 1996:
      First quarter.......................................................  $13-7/8   $ 9
      Second quarter......................................................  $ 9-3/8   $ 6-3/16
      Third quarter.......................................................  $13-1/8   $ 8-1/8

    FISCAL 1997:
      First quarter.......................................................  $16       $11-3/4
      Second quarter......................................................  $15-1/4   $ 9-1/2
      Third quarter.......................................................  $13-1/4   $ 7-1/4
      Fourth quarter......................................................  $11-7/8   $ 7-1/4

    FISCAL 1998:
      First quarter.......................................................  $10-1/4   $ 4-3/4
      Second quarter (through September 4, 1997)..........................  $ 6       $ 4


     The Company has never paid cash dividends on its Common Stock and does not anticipate that it will do so in the foreseeable future. The present policy of the Company is to retain earnings, if any, to finance the anticipated growth of its business. In addition, the Company is restricted from paying cash dividends under the terms of outstanding indebtedness.

                              SELLING STOCKHOLDERS

     The Selling Stockholders are persons who acquired shares in connection with the acquisitions by the Company of businesses and technology and an entity that provided debt and equity financing to the Company. The shares covered by this Prospectus are being registered to permit public secondary trading of the shares and the Selling Stockholders may offer the shares for resale from time to time. See "Plan of Distribution."

     Except as described below, none of the Selling Stockholders has had a material relationship with the Company within the past three years other than as a result of the ownership of the Common Stock and other securities of the Company.

     The following table sets forth certain information with respect to the number of shares owned by certain Selling Stockholders prior to and after the offering (assuming each Selling Stockholder elects to sell all of its shares being registered). The "X-Cardia Contingent Shares" included in the table below will be distributed, if at all, to the former X-Cardia shareholders in proportion to their ownership interest in X-Cardia as of the closing date upon achievement of certain milestones.

                                        SHARES           PERCENT                       SHARES        PERCENT
                                      BENEFICIALLY    BENEFICIALLY       NUMBER      BENEFICIALLY  BENEFICIALLY
                                      OWNED PRIOR      OWNED PRIOR      OF SHARES    OWNED AFTER   OWNED AFTER
                                      TO OFFERING    TO OFFERING(1)      OFFERED      OFFERING     OFFERING(1)
                                      -----------    ---------------   -----------   -----------   -----------
Avatex Corporation..................   2,464,827(2)        8.4%         1,414,827     1,050,000         3.6%
Julian W. Osbon.....................   1,236,338           5.3          1,236,338            --          --
Vista Medical Technologies, Inc.....     110,000             *            110,000            --          --
Charles Klieman.....................     123,288             *            123,288            --          --
John Stigglebout....................      41,096             *             41,096            --          --
Domain Partners II LP...............     289,261           1.0            289,261            --          --
Highland Capital Partners LP........     340,922           1.2            340,922            --          --
Allstate Insurance Company Entities
  (3)...............................     454,563           1.7            454,563            --          --
American Healthcare Fund II L.P.....     200,964             *            200,964            --          --
BancBoston Ventures, Inc............     173,601             *            173,601            --          --
Old Court Limited...................     144,483             *            144,483            --          --
Edison Venture Fund II, L.P.........     136,512             *            136,512            --          --
Edison Venture Fund II-PA, L.P......      26,252             *             26,252            --          --
Medical Science Partners II
  Co-Investment LP..................      16,187             *             16,187            --          --
Medical Science Partners II, LP.....     135,699             *            135,699            --          --
Medical Science Partners, LP........     209,500             *            209,500            --          --
Menlo Entrepreneurs Fund VI, L.P....       5,409             *              5,409            --          --
Menlo Ventures VI, L.P..............     306,633           1.3            306,633            --          --
Al-Midani Investment Company........      16,003             *             16,003            --          --
Amr Khashoggi.......................       8,239             *              8,239            --          --
Amram Rasiel........................       3,700             *              3,700            --          --
Anne Devlin.........................          69             *                 69            --          --
ASH Properties Ltd..................       2,071             *              2,071            --          --
Bestin Worldwide Limited............       7,342             *              7,342            --          --
Biomedical Associates...............       7,400             *              7,400            --          --
Dah Sing Health & Happiness
  Investment........................       1,046             *              1,046            --          --
Dah Sing Medical Science
  Investments.......................         697             *                697            --          --
Europar.............................      12,554             *             12,554            --          --
Finovelec...........................      51,922             *             51,922            --          --
Fortunate Investment Ltd............         348             *                348            --          --
Fredrik Schroeder...................      11,719             *             11,719            --          --
Friendship First Health & Happiness
  Investment........................         209             *                209            --          --
Genese Investissements..............      13,128             *             13,128            --          --
Patrick Hamas.......................         528             *                528            --          --

                                        SHARES           PERCENT                       SHARES        PERCENT
                                      BENEFICIALLY    BENEFICIALLY       NUMBER      BENEFICIALLY  BENEFICIALLY
                                      OWNED PRIOR      OWNED PRIOR      OF SHARES    OWNED AFTER   OWNED AFTER
                                      TO OFFERING    TO OFFERING(1)      OFFERED      OFFERING     OFFERING(1)
                                      -----------    ---------------   -----------   -----------   -----------
Jacques Chalain.....................         528             *                528            --          --
Bernard Daugeras....................         528             *                528            --          --
Jean Jacquin........................         528             *                528            --          --
Jean-Marc Palouillaud...............       1,219             *              1,219            --          --
Alain Lacoste.......................         243             *                243            --          --
Institut de Developpement
  Industriel........................       2,883             *              2,883            --          --
Georges Muller......................       8,386             *              8,386            --          --
K/S Nordic Health Care Partners.....      49,543             *             49,543            --          --
Patrick A. Gerschel.................       2,015             *              2,015            --          --
Gutrafin Ltd........................         154             *                154            --          --
SEIF Foundation.....................       7,401             *              7,401            --          --
Thomas F. Richardson................          69             *                 69            --          --
Vencap Holdings.....................      27,383             *             27,383            --          --
Viking Medical Ventures Limited.....      34,399             *             34,399            --          --
Baccus, John........................          34             *                 34            --          --
Bhatta, Krishna.....................         571             *                571            --          --
The Brigham & Women's Hospital,
  Inc...............................           6             *                  6            --          --
Cohen, David S......................           5             *                  5            --          --
Kenneth W. Grant and Sharon H. Grant          68             *                 68            --          --
E. James Hutchens...................         954             *                954            --          --
Implemed, Inc.......................          82             *                 82            --          --
Theresa M. McMahon..................           3             *                  3            --          --
John Meade..........................          68             *                 68            --          --
National Contracts, Inc.............          27             *                 27            --          --
Gary W. Nelson......................           3             *                  3            --          --
Normand A. Paulus...................           3             *                  3            --          --
Sugar Surgical Technologies, Inc....         137             *                137            --          --
Michael G. Vergano..................          32             *                 32            --          --
Yarter, James R.....................         137             *                137            --          --
Amelia I. Adler.....................       4,002             *              4,002            --          --
Barbara Pariser Adler -- Living
  Trust 11/18/93....................      12,605             *             12,605            --          --
Jonathan P. Adler...................       4,022             *              4,022            --          --
Lisa Adler..........................       4,022             *              4,022            --          --
Rami Aronzon........................       6,032             *              6,032            --          --
Ronald F. Baireuther................         302             *                302            --          --
Dr. Arie Belldegrun and Dr. Rebecka
  Belldegrun........................      21,386             *             21,386            --          --
Robert I. Bodian....................      12,065             *             12,065            --          --
Gerald E. Conen.....................       5,006             *              5,006            --          --
Coolley Godward LLP.................      12,065             *             12,065            --          --
Gerald and Myra S. Dorris
  Irrevocable Trust dated 12/4/95...      62,336             *             62,336            --          --
Dorros Family Partners, Ltd.
  (Stephen Dorros)..................       9,944             *              9,944            --          --
Howard Elefant, M.D.................       5,028             *              5,028            --          --
Eltam Holdings (1996) Ltd...........       7,166             *              7,166            --          --
Dr. Ilya Fine.......................       5,176             *              5,176            --          --
Michael Fischer.....................       5,028             *              5,028            --          --
William Frisbey.....................       4,948             *              4,948            --          --
Rochelle Gaylor.....................       5,028             *              5,028            --          --
Leonid Goldinov.....................         199             *                199            --          --

                                        SHARES           PERCENT                       SHARES        PERCENT
                                      BENEFICIALLY    BENEFICIALLY       NUMBER      BENEFICIALLY  BENEFICIALLY
                                      OWNED PRIOR      OWNED PRIOR      OF SHARES    OWNED AFTER   OWNED AFTER
                                      TO OFFERING    TO OFFERING(1)      OFFERED      OFFERING     OFFERING(1)
                                      -----------    ---------------   -----------   -----------   -----------
William J. Gore.....................      10,054             *             10,054            --          --
Bert Green..........................      36,195             *             36,195            --          --
Jacqueline D. Green, M.D............       5,028             *              5,028            --          --
Arthur Grossman.....................      10,054             *             10,054            --          --
Dennis G. and Phyllis Hepp JT
  (WROS)............................       1,061             *              1,061            --          --
Damiano Iocovozzi...................       6,032             *              6,032            --          --
Sriram S. Iyer......................       5,028             *              5,028            --          --
Victor Kaikov.......................         597             *                597            --          --
Yeshayahu Katz & Mira Ruven Katz....      17,519             *             17,519            --          --
James F. King.......................      20,109             *             20,109            --          --
Janusz Antoni Kuzma.................       1,006             *              1,006            --          --
Dr. Reuben M. Lewinsky..............         796             *                796            --          --
Donald H. Lieberman.................       5,028             *              5,028            --          --
Robert Lieberman....................      10,054             *             10,054            --          --
S. Bert Litwin, M.D.................      60,363             *             60,363            --          --
Dev R. Manhas, Manhas Family Living
  Trust.............................      10,054             *             10,054            --          --
Marguerite M. McHenry...............      18,098             *             18,098            --          --
William I. Merizon..................      60,326             *             60,326            --          --
Frederick W. Merizon................      10,054             *             10,054            --          --
Mark W. Mewissen....................       5,028             *              5,028            --          --
Richard A. Miller...................      10,054             *             10,054            --          --
Joseph Olchefski & Judy Bunnell
  (Jt. Ten WROS)....................       4,022             *              4,022            --          --
Claudio Schonholz...................       5,028             *              5,028            --          --
Robert Kevin Plemmons...............       5,028             *              5,028            --          --
Stephen R. Ramee, M.D...............      12,065             *             12,065            --          --
Samuel J. Recht.....................       3,016             *              3,016            --          --
James M. Reiter.....................         905             *                905            --          --
Gary S. Roubin......................      10,054             *             10,054            --          --
Alan Sanders........................      24,131             *             24,131            --          --
Smith Barney, Inc., Rollover
  Custodian fbo Alan Sanders........      12,065             *             12,065            --          --
Gerald Jay Sanders..................     398,151           1.4            398,151            --          --
Kamal R. Neimat
  c/f Benjamin Neimat...............       5,415             *              5,415            --          --
Kamal R. Neimat
  c/f Peter Neimat Mandel...........       5,415             *              5,415            --          --
Bert Green, Trustee of Sanders
  Family Trusts, SNS dated
  5-19-95...........................      24,131             *             24,131            --          --
Sattell, Johnson, Appel & Co., S.C.,
  Retirement Plan dated 6-30-82 fbo
  Barry S. Sattell..................       4,022             *              4,022            --          --
Sattell, Johnson, Appel & Co., S.C.,
  Retirement Plan fbo Michael I.
  Sattell, dated 6-20-83, Milton
  Sattell, Trustee..................       4,022             *              4,022            --          --
Ascher Schmulewitz..................     408,434           1.4            408,434            --          --
Adee Mia Schmulewitz, Trust A of
  1996, Andrei M. Manoliu,
  Trustee...........................       1,006             *              1,006            --          --
Adee Mia Schmulewitz, Trust B of
  1996, Andrei M. Manoliu,
  Trustee...........................       4,022             *              4,022            --          --

                                        SHARES           PERCENT                       SHARES        PERCENT
                                      BENEFICIALLY    BENEFICIALLY       NUMBER      BENEFICIALLY  BENEFICIALLY
                                      OWNED PRIOR      OWNED PRIOR      OF SHARES    OWNED AFTER   OWNED AFTER
                                      TO OFFERING    TO OFFERING(1)      OFFERED      OFFERING     OFFERING(1)
                                      -----------    ---------------   -----------   -----------   -----------
Odelia Schmulewitz, Trust A of 1994,
  Andrei M. Manoliu, Trustee........       1,006             *              1,006            --          --
Odelia Schmulewitz, Trust B of 1994,
  Andrei M. Manoliu, Trustee........       4,022             *              4,022            --          --
Omri S. Schmulewitz, Trust A of
  1994, Andrei M. Manoliu,
  Trustee...........................       1,066             *              1,066            --          --
Omri S. Schmulewitz, Trust B of
  1994, Andrei M. Manoliu,
  Trustee...........................       4,022             *              4,022            --          --
Orna L. Shulman.....................      10,859             *             10,859            --          --
Manuel J. Simoes....................       6,032             *              6,032            --          --
Dr. Alex Sternberg..................       8,363             *              8,363            --          --
Kay Syrrist.........................      12,065             *             12,065            --          --
Fredric Marc Tobis..................       6,032             *              6,032            --          --
Lawrence A. Trebon & Mayhew Profit
  Sharing Plan for the account of
  Lawrence A. Trebon................       4,022             *              4,022            --          --
Yossef Turkaspa.....................         796             *                796            --          --
Ron Wolotzky........................      24,131             *             24,131            --          --
Lawrence Way, Trustee for the
  Benefit of the Way Living Trust...       1,006             *              1,006            --          --
Henrietta Wright....................       4,022             *              4,022            --          --
Bruce W. Wynn.......................      10,054             *             10,054            --          --
X-Cardia Contingent Shares..........   1,200,000           4.3          1,200,000            --          --
Elliot Kornberg, M.D................     115,680             *            115,680            --          --
William Tarello.....................      76,520             *             76,520            --          --
Stephen J. Shapiro..................      66,965             *             66,965            --          --
Alan Schempp........................      44,643             *             44,643            --          --
Leon Daykhovsky.....................      22,321             *             22,321            --          --
Stephen A. Sonowski.................      44,643             *             44,643            --          --


---------------

 *  Less than 1%.

(1) Includes outstanding options and warrants and the Company's 8.75% Convertible Subordinated Debentures due 2006 (the "Convertible Debentures"). The Convertible Debentures vote with the Common Stock of the Company on an "as converted" basis, and if all converted would convert into 4,587,156 shares of Common Stock.

(2) Includes 1,414,827 shares of Common Stock and warrants to purchase 1,050,000 shares of Common Stock which are currently exercisable. Abbey Butler and Melvyn Estrin, each of whom serves as a director of Urohealth, are the Co-Chairman and Co-Chief Executive Officers of Avatex Corporation, and may be deemed to be the beneficial owners of the shares owned by Avatex Corporation.

(3) Includes shares owned by Allstate Insurance Company and Allstate Life Insurance Company. These entities are affiliates under common control.

     In March and July 1995, the Company sold to Avatex Corporation (formerly FoxMeyer Corporation) ("Avatex") a total of 60,000 shares of Series B Preferred Stock for an aggregate purchase price of $4,000,000. The Series B Preferred Stock had an aggregate redemption value and conversion value of $6,000,000. The Series B Preferred Stock was entitled to dividends at a rate per annum of $6.25 per share for dividends paid by issuing additional shares of Series B Preferred Stock. The Series B Preferred Stock was convertible into Common Stock of the Company at $6.00 per share.

     In March 1995 Avatex also purchased from the Company for $1,000,000 a Convertible Note with a face principal amount of $2,000,000. The note bore interest at a rate per annum equal to 6.250% with respect to interest payments made by delivering additional notes. The Convertible Note was convertible into Common Stock of the Company of $6.00 per share.

     In May 1996, Avatex converted all of the Series B Preferred Stock and the Convertible Note described above into Common Stock of the Company. In connection with that transaction, the Company replaced existing warrants to purchase 800,000 shares of Common Stock of the Company with a new warrant to purchase 800,000 shares of Common Stock at a blended exercise price of $6.875 per share. In addition, the Company issued Avatex a warrant to purchase 250,000 shares of Common Stock at an exercise price of $10.00 per share. The Company also agreed to use its reasonable best efforts to maintain the two board seats currently held by Avatex nominees as a result of their ownership of Series B Preferred Stock for the next two years.

     In December 1995, the Company acquired Osbon in a transaction pursuant to which Julian Osbon acquired the shares of Common Stock listed in the above table. In connection with that transaction, Mr. Osbon was granted certain registration rights with respect to the shares acquired. Julian W. Osbon previously served as a director of Urohealth.

     In connection with the consummation of the Osbon merger, the Company entered into a three-year employment agreement with Julian W. Osbon which provided for a minimum annual salary of $400,000. Urohealth engages from time to time Charter Advertising, a company wholly-owned by Julian W. Osbon, to perform advertising services with respect to the Osbon products at rates and for services which are competitive with rates and services for similar services available from third parties.

     Under the terms of the Osbon Merger Agreement, Urohealth has agreed to continue the funding of a non-profit, public benefit corporation established by Geddings Osbon Sr. The non-profit corporation currently receives funding from Osbon, and Julian W. Osbon serves on the Board of Directors of the non-profit corporation. The minimum funding obligations of Urohealth under the Osbon Merger Agreement are: (i) $500,000 for the first full fiscal year after the Osbon Merger; and (ii) 2% of pre-tax profits with respect to Osbon operations for the second, third and fourth fiscal years after the Osbon Merger.

     In December 1996, the Company obtained an exclusive license from Vista Medical Technologies, Inc. ("Vista") with respect to certain patented and other technology. Pursuant to the license agreement, the Company paid Vista a licensing fee of $1,000,000 and issued Vista 110,000 shares of Common Stock of the Company. In addition, the Company is obligated to pay Vista a royalty based on products sold which use the licensed technology. Through June 30, 1997, no royalties had been paid under the terms of the agreement.

     In March 1997, the Company obtained an exclusive license from Charles Klieman and John Stiggelbout ("Licensors") with respect to certain patented and other technology relating to pivotal endoscopic surgical instruments. Pursuant to the license agreement, the Company paid a licensing fee of $1,500,000 and issued 164,384 shares of Common Stock of the Company. In addition, the Company is obligated to pay Licensors a royalty based on products sold which use the licensed technology. Through June 30, 1997, no royalties had been paid under the terms of the agreement.

     In February 1997, the Company acquired X-Cardia Corporation ("X-Cardia") pursuant to a merger of X-Cardia with and into a wholly-owned subsidiary of the Company. Pursuant to the merger agreement all of the outstanding shares of capital stock of X-Cardia were converted into the shares of Common Stock of the Company. In addition, under the merger agreement the former X-Cardia shareholders are entitled to receive additional cash and stock based on achievement of certain milestones. The former X-Cardia shareholders are also entitled to receive an earn-out amount based on sales of X-Cardia products during the four years after first commercial introduction of a product using X-Cardia technology. The former X-Cardia shareholders received a total of 1,295,700 shares of Common Stock of the Company, and upon resolution of future contingencies are entitled to receive a combination of stock and cash in the amount of $21 million, excluding amounts due under the earn-out arrangement. As of June 30, 1997, the contingent milestones had not been achieved and, therefore, no milestone payments have been made, and no royalties have been paid under the terms of the agreement. Messrs. Sanders and Shmulewitz are former X-Cardia shareholders and the shares of Urohealth Common Stock reflected in the above table were acquired in connection with the X-Cardia Merger. None of the other former X-Cardia shareholders acquired in the X-Cardia Merger one percent or more of the outstanding Urohealth Common Stock.

     In March 1997, the Company acquired Microsurge pursuant to a merger of a wholly-owned subsidiary of the Company with and into Microsurge. Pursuant to the merger agreement, Microsurge became a wholly-owned subsidiary of the company and all of the outstanding shares of capital stock of Microsurge were converted into shares of Common Stock of the Company. The Company issued or will issue approximately 2,800,000 shares of Common Stock in the Microsurge merger. The shares reflected in the above table as owned by Allstate Insurance Company, Allstate Life Insurance Company, Domain Partners II LP, Highland Capital Partners LP, Medical Science Partners LP and Menlo Ventures VI LP were acquired by those stockholders in the Microsurge merger. None of the other former Microsurge stockholders acquired in the Microsurge merger one percent or more of the outstanding Urohealth Common Stock.

     In March 1997, the Company acquired PEBB Biopsy Corporation ("PEBB") in a transaction pursuant to which PEBB merged with and into a wholly-owned subsidiary of the Company. In the merger, all of the outstanding shares of capital stock of PEBB were converted into an aggregate of $1,200,000 and 192,000 shares of Common Stock of the Company. In connection with the transaction, Dr. Kornberg, a former shareholder of PEBB, entered into a five-hear consulting agreement with the Company pursuant to which the Company pays Dr. Kornberg $100,000 per year. The shares reflected in the above table as owned by Dr. Kornberg and Mr. Tarello were acquired in the PEBB merger.

     Messrs. Shapiro, Schampp, Daykhovsky and Sonowski acquired an aggregate of 178,572 shares of Common Stock of the Company in connection with the acquisition of Endoscopic Imaging Systems, Inc. ("EIS") by the Company in May 1996. Under the Merger Agreement, the former EIS shareholders received the shares of Common Stock of the Company listed above in exchange for all of the issued and outstanding shares of EIS capital stock. In addition, the former EIS shareholders are entitled to an earn-out payment based on future sales of products acquired by the Company from EIS as a result of the merger. Dr. Shapiro is also an employee of, and acts as a consultant to, the Company.

                              PLAN OF DISTRIBUTION

     The Common Stock offered hereby may be sold from time to time to purchasers directly by any of the Selling Stockholders. Alternatively, any of the Selling Stockholders may from time to time offer the Common Stock through underwriters, dealers or agents who may receive compensation in the form of underwriting discounts, concessions or commissions from the Selling Stockholders and/or the purchasers of Common Stock for whom they may act as agent. The Selling Stockholders and any underwriters, dealers or agents participating in the distribution of Common Stock may be deemed to be underwriters, and any profit on the sale of Common Stock by them and any discounts, commissions or concessions received by any such underwriters, dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act. At the time a particular offer of Common Stock is made, if required, a Prospectus Supplement will be distributed which will set forth the aggregate amount of Common Stock being offered and the terms of the offering, including the name or names of any underwriters, dealers or agents, any discounts, commissions and other items constituting compensation from the Selling Stockholders and any discounts, commissions or concessions allowed or reallocated or paid to dealers, including the proposed selling price to the public. The Company will not receive any of the proceeds from the sale by the Selling Stockholders of the Common Stock offered hereby.

     The Common Stock may be sold from time to time in one or more transactions at a fixed offering price, which may be changed, or at varying prices determined at the time of sale or at negotiated prices. Such prices will be determined by the Selling Stockholders or by agreement between the Selling Stockholders and underwriters or dealers.

     Under applicable rules and regulations under the Exchange Act, any person engaged in a distribution of any of the Common Stock may not simultaneously engage in market activities with respect to any of the Common Stock for a period of nine business days prior to the commencement of such distribution. In addition and without limiting the foregoing, the Selling Stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, Regulation M, which provisions may limit the timing of purchases and sales of any of the Common Stock by the Selling Stockholders. All of the foregoing may affect the marketability of the Common Stock.

     Pursuant to agreements with the Selling Stockholders, the Company will pay substantially all of the expenses incident to the registration, offering and sale of the Common Stock to the public other than commissions and discounts of underwriters, dealers or agents, and has agreed to indemnify the Selling Stockholders against certain liabilities, including liabilities under the Securities Act.

     In order to comply with certain states' securities laws, if applicable, the Common Stock will be sold in such jurisdictions only through registered or licensed brokers or dealers. In certain states the Common Stock may not be sold unless the Common Stock has been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

     The Company has agreed to keep the Registration Statement of which this Prospectus forms a part continuously effective until March 31, 1998 or such shorter period which will terminate when all Common Stock covered by the Registration Statement has been sold.

                                 LEGAL MATTERS

     Certain legal matters will be passed upon for the Company by Kevin M. Higgins, Esq.

                                    EXPERTS


     The consolidated financial statements of the Company as of March 31, 1996 and 1997, and for the year ended June 30, 1995, for the nine months ended March 31, 1996 and for the year ended March 31, 1997, included in the Company's Registration Statement on Form S-4 (No. 333-26503), have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon included therein and incorporated herein by reference. Such reports are based in part on the report of Coopers & Lybrand L.L.P., independent accountants, with respect to the consolidated financial statements of Microsurge, Inc., as of March 31, 1996 and 1997 and for the year ended December 31, 1995, the nine months ended March 31, 1996 and the year ended March 31, 1997 (not separately included or incorporated herein) and the report of KPMG Peat Marwick LLP, independent auditors with respect to the consolidated financial statements of Dacomed Corporation for the year ended June 30, 1995 (not separately included or incorporated herein). The consolidated financial statements referred to above are incorporated herein by reference in reliance upon such reports given upon the authority of such firms as experts in accounting and auditing.


     The consolidated financial statements of X-Cardia Corporation at December 31, 1996, and for the period from inception (February 13, 1996) through December 31, 1996, incorporated by reference herein from the Company's Registration Statement on Form S-4 (No. 333-26503) have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated by reference herein. Such consolidated financial statements are incorporated by reference herein in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

     The consolidated financial statements of Richard-Allan Medical Industries, Inc., as of June 30, 1995 and March 31, 1996 and for the years ended June 30, 1994 and 1995 and for the nine months ended March 31, 1996, incorporated by reference herein from the Company's Registration Statement on Form S-4 (No. 333-26503) have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated by reference herein. Such consolidated financial statements are incorporated by reference herein in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

======================================================

  NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING COVERED BY THIS PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY, THE COMMON STOCK IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                             ---------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Available Information.................    2
Incorporation of Certain Documents by
  Reference...........................    2
The Company...........................    3
Risk Factors..........................    4
Price Range of Common Stock and
  Dividends...........................   11
Selling Stockholders..................   12
Plan of Distribution..................   18
Legal Matters.........................   19
Experts...............................   19

======================================================

======================================================
                                8,728,020 SHARES

                                   UROHEALTH
                                 SYSTEMS, INC.

                                  COMMON STOCK
                         ------------------------------

                                   PROSPECTUS
                         ------------------------------
                                         , 1997

======================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The expenses in connection with the offer and sale of the securities being registered, other than underwriting discounts and commissions, are estimated as follows:

    Registration Fee..........................................................  $  26,484
    Legal Fees and Expenses...................................................     15,000
    Blue Sky Fees and Expenses................................................      5,000
    Accounting Fees and Expenses..............................................     20,000
    Printing and Engraving Expenses...........................................     30,000
    Transfer Agent and Registrar Fees.........................................      3,000
    Miscellaneous.............................................................     10,516
                                                                                ---------
      Total...................................................................  $ 110,000
                                                                                 ========

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Reference is made to Section 145 ("Section 145") of the General Corporation Law of the State of Delaware (the "DGCL") which provides for indemnification of directors and officers in certain circumstances.

     The Company's Certificate of Incorporation provides that a director of the Company will not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director of the Company except for liability (i) for any breach of such director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law, (iii) under Section 174 of the DGCL (unlawful payment of dividends), or (iv) for any transaction from which such director derived an improper personal benefit.

     The Company is empowered by Section 145 of the DGCL, subject to the procedures and limitations stated therein, to indemnify any person against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in the defense of any threatened, pending or completed action, suit or proceeding in which such person is made a party by reason of his or her being or having been a director or officer of the Company. The statute provides that indemnification pursuant to its provisions is not exclusive of other rights of indemnification to which a person may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors, or otherwise.

     The Company's Bylaws provide that the Company shall indemnify its directors and officers to the full extent permitted by law.

     The Registrant has entered into agreements with certain directors and officers that require the Registrant to indemnify such persons against expenses, judgments, fines, settlements and other amounts to the fullest extent permitted by law incurred in connection with any proceeding to which any such person may be made a party by reason of the fact that such person is or was a director or officer of the Registrant or any of its affiliated enterprises.

     There are directors' and officers' liability insurance policies presently in force insuring directors and officers of the Registrant and its subsidiaries.

ITEM 16. EXHIBITS

EXHIBIT
NUMBER                                          EXHIBIT
------     ----------------------------------------------------------------------------------
  3.1      Certificate of Incorporation of Urohealth Systems, Inc., as amended through May 9,
           1996. Incorporated by reference to Exhibit 3.1 of the Company's Annual Report on
           Form 10-K for the fiscal period ended March 31, 1996.
  4.1      Form of Certificate for Common Stock. Incorporated by reference to Exhibit 4.1 of the Company's Annual Report on Form 10-K for the fiscal period ended March 31,
           1996.
  4.2      Rights Agreement. Incorporated by reference to Exhibit 4.1 to the Registrant's
           Current Report on Form 8-K dated May 20, 1993 (the "May 20, 1993 Form 8-K").
  4.3      Form of Rights Certificate. Incorporated by reference to Exhibit 4.2 to the
           Registrant's May 20, 1993 Form 8-K.
  5.1      Opinion of Kevin M. Higgins, Esq.**
 23.1      Consent of Ernst & Young LLP.
 23.2      Consent of Ernst & Young LLP.
 23.3      Consent of Ernst & Young LLP.
 23.4      Consent of Coopers & Lybrand L.L.P.
 23.5      Consent of KPMG Peat Marwick LLP.
 23.6      Consent of Kevin M. Higgins, Esq. (included in Exhibit 5.1)**
 24.1      Power of Attorney of certain officers and directors (included in Part II to the
           Registration Statement).**

---------------

** Previously filed

ITEM 17. UNDERTAKINGS

     (a) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933 (the "Act"), each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act of 1934 (the "Exchange Act") (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (b) Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 15 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     (c) The undersigned registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (d) The undersigned registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement;

          (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

          (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of the securities offered would not exceed that which was registered) and any deviation from the low or high and the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

          (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

provided, however, that paragraphs (d)(1)(i) and (d)(1)(ii) do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

          (4) If the registrant is a foreign private issuer, to file a post-effective amendment to the registration statement to include any financial statements required by Rule 3-19 of this chapter at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Act need not be furnished, provided, that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (a)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements. Notwithstanding the foregoing, with respect to registration statements on Form F-3, a post-effective amendment need not be filed to include financial statements and information required by Section 10(a)(3) of the Act or Rule 3-19 of this chapter if such financial statements and information are contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Form F-3.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 6 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Newport Beach, State of California, on September 10, 1997.


                                          UROHEALTH SYSTEMS, INC.

                                          By:    /s/ CHARLES A. LAVERTY
                                            ------------------------------------
                                            Charles A. Laverty
                                            Chairman and Chief Executive Officer


     Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 6 to Registration Statement has been signed by the following persons in the capacities and on the dates indicated.



                 SIGNATURES                               TITLE                     DATE
---------------------------------------------  ----------------------------  -------------------
           /s/ CHARLES A. LAVERTY              Chairman of the Board and      September 10, 1997
---------------------------------------------  Chief Executive Officer
             Charles A. Laverty                (Principal Executive
                                               Officer)

            /s/ JOSEPH T. ARTINO               Assistant Treasurer (Acting    September 10, 1997
---------------------------------------------  Principal Financial Officer
              Joseph T. Artino                 and Acting Principal
                                               Accounting Officer)
                      *                        Director                       September 10, 1997
---------------------------------------------
               Abbey J. Butler

                      *                        Director                       September 10, 1997
---------------------------------------------
               John Chamberlin

                      *                        Director                       September 10, 1997
---------------------------------------------
              Robert N. Elkins

                      *                        Director                       September 10, 1997
---------------------------------------------
              Melvyn J. Estrin

                      *                        Director                       September 10, 1997
---------------------------------------------
               C. Sage Givens

                      *                        Director                       September 10, 1997
---------------------------------------------
              Lawrence Goelman

                      *                        Director                       September 10, 1997
---------------------------------------------
              Michael S. Gross

                                               Director                                   , 1997
---------------------------------------------
            Richard R. Newhauser

                                               Director                                   , 1997
---------------------------------------------
             Francis J. Tedesco

         *By: /s/ CHARLES A. LAVERTY
---------------------------------------------
             Charles A. Laverty
              Attorney-in-Fact

                                 EXHIBIT INDEX

EXHIBIT                                                                            SEQUENTIALLY
NUMBER                                   DESCRIPTION                               NUMBERED PAGE
-------     ---------------------------------------------------------------------  -------------
  3.1       Certificate of Incorporation of Urohealth Systems, Inc., as amended through May 9, 1996. Incorporated by reference to Exhibit 3.1 of the
            Company's Annual Report on Form 10-K for the fiscal period ended
            March 31, 1996.
  4.1       Form of Certificate for Common Stock. Incorporated by reference to
            Exhibit 4.1 of the Company's Annual Report on Form 10-K for the
            fiscal period ended March 31, 1996.
  4.2       Rights Agreement. Incorporated by reference to Exhibit 4.1 to the
            Registrant's Current Report on Form 8-K dated May 20, 1993 (the "May
            20, 1993 Form 8-K").
  4.3       Form of Rights Certificate. Incorporated by reference to Exhibit 4.2 to the Registrant's May 20, 1993 Form 8-K.
  5.1       Opinion of Kevin M. Higgins, Esq.**
 23.1       Consent of Ernst & Young LLP.
 23.2       Consent of Ernst & Young LLP.
 23.3       Consent of Ernst & Young LLP.
 23.4       Consent of Coopers & Lybrand L.L.P.
 23.5       Consent of KPMG Peat Marwick LLP.
 23.6       Consent of Kevin M. Higgins, Esq. (included in Exhibit 5.1)**
 24.1       Power of Attorney of certain officers and directors (included in Part
            II to the Registration Statement).**

---------------

** Previously filed